Exhibit 99.1

PRESS RELEASE
Amdocs Announces Eli Gelman to Succeed Dov Baharav as President and CEO in
Early Calendar 2011
ST. LOUIS — September 6, 2010 — Amdocs Limited (NYSE: DOX) today announced that Dov Baharav, President and CEO of Amdocs Management Limited, will retire in the first quarter of calendar 2011 and be replaced by Eli Gelman, a current director of Amdocs Limited and its former Executive Vice President and Chief Operating Officer. Mr. Baharav will also resign as a director of the company upon his retirement.
     “For 20 years at Amdocs, we have had the good fortune of Dov Baharav’s leadership as a senior executive and, over the past eight years, as Chief Executive Officer,” said Bruce Anderson, Chairman of the Board of Amdocs Limited. “His contributions to the firm cannot be overstated.”
     “Dov began his tenure at a difficult time for the company and led it to new heights. During his years as CEO, Amdocs doubled its revenue, significantly grew its product and services portfolio, expanded its global presence, and, ultimately, became the world’s leading provider of customer experience systems. His accomplishments for the company, its customers and shareholders are there for all to see. We are grateful for his skills, his service and his friendship. He will be missed greatly.”
     Mr. Anderson said Mr. Gelman was well positioned to lead Amdocs in the future: “We are fortunate to have Eli Gelman return to the executive team and become our new CEO. Eli’s experience and knowledge of the company and our industry will be critical assets for Amdocs in the years ahead.”
     “After 20 years with Amdocs, it is with great pleasure that I will transition my responsibilities over the next several months to an extraordinary leader with whom I have worked closely and in whom I have great confidence,” said Baharav. “Eli has been a key player in Amdocs’ exceptional growth and industry leadership over his career. With Eli in charge, backed by Amdocs’ outstanding leadership team, proud workforce and profound infrastructure, I have great faith in the company’s ability to capitalize on the many opportunities in the market and to continue Amdocs’ industry leadership and growth in the years to come.”
     Gelman has more than 30 years of experience in the software industry, including more than 20 years with Amdocs. During his tenure at Amdocs, Mr. Gelman served as Executive Vice President from 2002 until 2007 and as Amdocs’ Chief Operating Officer from October 2006 until April 2008. In addition to his service on the Amdocs Board of Directors, including active participation on its Technology Committee, Gelman has served as Chairman of the Board of Retalix, since January 2010.
     “Amdocs is a great company and I feel extremely privileged to return as the next CEO,” said Gelman. “I have been delighted to work closely with Dov for over 20 years, whose leadership and commitment have contributed so significantly to the company’s growth and development. I look forward to working with Dov on a smooth transition. Together with Amdocs’ very experienced and talented leadership team, I am confident that we can further strengthen Amdocs’ position in years to come.”
Conference Call Details
Amdocs will host a conference call with Mr. Baharav and Mr. Gelman on Tuesday, September 7, 2010 at 8:30 a.m. Eastern Time to discuss this transition. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.
About Amdocs
Amdocs is the market leader in customer experience systems innovation. The company combines business and operational support systems, service delivery platforms, proven services, and deep industry expertise to enable service providers and their customers to do more in the connected world. Amdocs’ offerings help service providers explore new business models, differentiate through personalized customer experiences, and streamline operations. A global company with revenue of $2.86 billion in fiscal 2009, Amdocs has more than 18,000 employees and serves customers in more than 60 countries worldwide. For more information, visit Amdocs at www.amdocs.com.
Amdocs’ Forward-Looking Statement
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business segments it serves, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future, however the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2009, filed on December 7, 2009 and in our quarterly 6-K forms furnished on February 8, May 13 and August 9, 2010.

Media Contact:
Holly Rossetti
Amdocs
Tel: + 44-207-343-2519
E-Mail: holly.rossetti@amdocs.com
Investor Relations Contact:
Elizabeth Grausam
Amdocs
Tel: + 1-201-631-3281
E-Mail: elizabeth.grausam@amdocs.com

Amdocs
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USA
www.amdocs.com